Filed Pursuant to Rule 433
File Number 333-249962

BELL CANADA

Pricing Term Sheet

March 12, 2021

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:	0.750% Series US-3 Notes due 2024 (the “2024 Notes”) 3.650% Series US-4 Notes due 2051 (the “2051 Notes” and, together with the 2024 Notes, the “Notes”)

Expected Ratings (Moody’s / S&P /DBRS):*	Baa1 (Stable) / BBB+ (Stable) / BBB (high) (Stable)

Trade Date:	March 12, 2021

Settlement Date**:	March 17, 2021 (T+3)

Principal Amount:	2024 Notes: US$600,000,000 2051 Notes: US$500,000,000

Maturity Date:	2024 Notes: March 17, 2024 2051 Notes: March 17, 2051

Benchmark Treasury:	2024 Notes: 0.125% due February 15, 2024 2051 Notes: 1.625% due November 15, 2050

Benchmark Treasury Price / Yield:	2024 Notes: 99-14 1⁄4 / 0.316% 2051 Notes: 83-23 / 2.395%

Spread to Benchmark Treasury:	2024 Notes: +45 basis points 2051 Notes: +127 basis points

Yield to Maturity:	2024 Notes: 0.766% 2051 Notes: 3.665%

Coupon:	2024 Notes: 0.750% per annum, accruing from March 17, 2021 2051 Notes: 3.650% per annum, accruing from March 17, 2021

Price to Public:	2024 Notes: 99.953% of principal amount 2051 Notes: 99.728% of principal amount

Interest Payment Dates:	2024 Notes: March 17 and September 17 of each year, commencing September 17, 2021 2051 Notes: March 17 and September 17 of each year, commencing September 17, 2021

Make-Whole Redemption:

The Issuer may redeem the 2024 Notes, in whole or in part, at any time prior to their maturity, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Notes (exclusive of interest accrued and unpaid to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 10 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Prior to September 17, 2050 (six months prior to the maturity date), the Issuer may redeem the 2051 Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2051 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2051 Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the 2051 Notes are scheduled to mature on March 17, 2051) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:	On or after September 17, 2050 (six months prior to the maturity date), the Issuer may redeem the 2051 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2051 Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	2024 Notes: 0778FPAC3 / US0778FPAC34 2051 Notes: 0778FPAF6 / US0778FPAF64

Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp. BofA Securities, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC

Senior Co-Managers:	CIBC World Markets Corp. Desjardins Securities Inc. National Bank of Canada Financial Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated November 16, 2020, and Preliminary Prospectus Supplement dated March 12, 2021

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

***

Changes to the Preliminary Prospectus Supplement—Recent Developments

Concurrently with the pricing of this offering of the Offered Notes, Bell Canada (the “Company”) priced an offering of Cdn$1,000,000,000 principal amount of 3.00% Debentures, Series M-54, due 2031 (the “2031 Canadian Notes”) and Cdn$550,000,000 principal amount of 4.05% Debentures, Series M-55, due 2051 (the “2051 Canadian Notes” and together with the 2031 Canadian Notes the “Canadian Notes”) in Canada (the “Concurrent Canadian Offerings”). The Canadian Notes will be unsecured and unsubordinated obligations of the Company and will be guaranteed on an unsecured and unsubordinated basis by BCE Inc. Closing of the Concurrent Canadian Offerings is expected to occur on or about March 17, 2021. The closings of the offering of each series of Offered Notes and each series of Canadian Notes are not conditioned on the closings of the others. The Canadian Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and are not being offered or sold in the United States or to or for the account or benefit of “U.S. persons” (as defined in Regulation S under the Securities Act).

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**The Issuer expects that delivery of the Notes will be made to investors on or about March 17, 2021 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting Barclays Capital Inc., toll-free, at 1 (888) 603-5847, BMO Capital Markets Corp., at (866) 864-7760, BofA Securities, Inc., toll-free, at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc., toll-free, at 1 (800) 831-9146 or RBC Capital Markets, LLC, toll-free, at 1 (866) 375-6829.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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